                        SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 5)

                              KAFUS INDUSTRIES LTD.
                              ---------------------
                                (Name of Issuer)

                         COMMON STOCK, WITHOUT PAR VALUE
                         -------------------------------
                         (Title of Class of Securities)

                                   482910 10 6
                                  ------------
                                 (CUSIP Number)

                                  Julia Murray
                            General Counsel - Finance
                            Enron North America Corp.
                                1400 Smith Street
                              Houston, Texas 77002
                                 (713) 853-6161
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 20, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP NO.:        482910 10 6



      1       NAME OF REPORTING PERSON
              S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

              ECT Merchant Investments Corp.
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                         (b) [X]


--------------------------------------------------------------------------------
      3       SEC USE ONLY


--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

              WC
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                           [ ]


--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------
                                 7      SOLE VOTING POWER

        NUMBER OF                       0
          SHARES                 -----------------------------------------------
       BENEFICIALLY              8      SHARED VOTING POWER
        OWNED BY
          EACH                          2,737,499
        REPORTING                -----------------------------------------------
          PERSON                 9      SOLE DISPOSITIVE POWER
           WITH
                                        0
                                 -----------------------------------------------
                                 10     SHARED DISPOSITIVE POWER

                                        2,737,499
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              2,737,499
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                         [ ]

              N/A
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              9.5%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP NO.:        482910 10 6



      1       NAME OF REPORTING PERSON
              S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

              Sundance Assets, L.P.
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                         (b) [X]


--------------------------------------------------------------------------------
      3       SEC USE ONLY


--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

              00
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                           [ ]

--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------
                                 7       SOLE VOTING POWER

        NUMBER OF                        0
          SHARES                ------------------------------------------------
       BENEFICIALLY              8       SHARED VOTING POWER
         OWNED BY
           EACH                          9,641,376
        REPORTING               ------------------------------------------------
          PERSON                 9       SOLE DISPOSITIVE POWER
           WITH
                                         0
                                ------------------------------------------------
                                10       SHARED DISPOSITIVE POWER

                                         9,641,376
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              9,641,376
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                         [ ]

              N/A
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              26.8%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP NO.:        482910 10 6



      1       NAME OF REPORTING PERSON
              S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

              Enron North America Corp.
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
      3       SEC USE ONLY


--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

              WC
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                           [ ]


--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------
                                  7       SOLE VOTING POWER

        NUMBER OF                         0
          SHARES                ------------------------------------------------
       BENEFICIALLY               8       SHARED VOTING POWER
         OWNED BY
           EACH                           13,128,875
        REPORTING               ------------------------------------------------
          PERSON                  9       SOLE DISPOSITIVE POWER
           WITH
                                          0
                                ------------------------------------------------
                                 10       SHARED DISPOSITIVE POWER

                                          13,128,875
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              13,128,875
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                         [ ]

              N/A
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              35.9%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP NO.:        482910 10 6


      1       NAME OF REPORTING PERSON
              S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

              Enron Corp.
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                         (b) [X]


--------------------------------------------------------------------------------
      3       SEC USE ONLY


--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

              00
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                           [ ]


--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              Oregon
--------------------------------------------------------------------------------
                                    7        SOLE VOTING POWER

          NUMBER OF                          0
           SHARES                  ---------------------------------------------
        BENEFICIALLY                8        SHARED VOTING POWER
          OWNED BY
            EACH                             13,128,875
          REPORTING                ---------------------------------------------
           PERSON                   9        SOLE DISPOSITIVE POWER
            WITH
                                             0
                                   ---------------------------------------------
                                   10        SHARED DISPOSITIVE POWER

                                             13,128,875
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              13,128,875
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                         [ ]

              N/A
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              35.9%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              CO
--------------------------------------------------------------------------------

                           STATEMENT ON SCHEDULE 13D/A


Note: This Schedule 13D/A amendment is being filed by (i) Sundance Assets, L.P. ("Sundance"), (ii) Enron North America Corp. ("ENA"; formerly named Enron Capital & Trade Resources Corp.), (iii) Enron Corp. ("Enron"), and (iv) ECT Merchant Investments Corp. ("ECT Merchant"), which are collectively referred to as the "Reporting Entities." All information with respect to Kafus Industries, Ltd., a British Columbia corporation (the "Issuer"), is presented to the best knowledge and belief of the Reporting Entities. The joint Schedule 13D of Enron and ENA dated July 27, 1997, as amended by a Schedule 13D/As dated September 4, 1998, January 12, 1999, March 22, 1999, and January 3, 2000, is further amended by the following:

Item 2.  Identity and Background.

ECT Merchant, a Delaware corporation, is a wholly owned subsidiary of ENA that engages in the business of holding merchant investments. The address of its principal business and principal office is 1400 Smith Street, Houston, TX 77002. The Schedules to this statement report current information regarding the officers and directors of ECT Merchant, Enron Ponderosa Management Holdings, Inc. ("EPMH"), ENA, and Enron. None of the Reporting Entities nor, to their knowledge, any person listed on the Schedules hereto, has been, during the last five years (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration; Item 4. Purpose of Transaction and Item 5. Interest in Securities of the Issuer.

         A. Changes in Reported Information. This Schedule 13D amendment reports the restructuring of a $11.25 Million Exchangeable Promissory Note, the amendment of a warrant, the transfer of certain investments, the accrual of dividends on the Series I Preference Shares ("Preference Shares"), and the transfer of 1,999,999 shares of common stock, no par value per share ("Common Stock"), from SE Thunderbird L.P. ("Thunderbird") to ECT Merchant.

                  (i). Restructuring of $11.25 Million Exchangeable Promissory Note. On or about January 13, 2000, the Issuer and Sundance amended the terms of the $11.25 Million Exchangeable Promissory Note and granted the Issuer a purchase option with respect thereto. The amendment to the $11.25 Million Exchangeable Promissory Note and its related Note Purchase Option Agreement are attached as Exhibits 1 and 2 hereto.

                  (ii). Replacement of Warrant. As reported by the Reporting Persons in the Schedule 13D/A filed January 3, 2000, the Issuer amended a warrant held by Sundance, originally issued on August 18, 1998, to acquire 250,000 shares of Common Stock. This warrant is now exercisable immediately, instead of being exercisable December 31, 2000, with no change in its expiration date of July 31, 2008, and its exercise price was changed to $5.00 per share. This warrant is attached hereto as Exhibit 5.

                  (iii). Transfers to ENA CLO I Holding Company I L.P. ("CLO"). ENA manages the assets of CLO, an unaffiliated entity that owns instruments issued by the Issuer (as well as other investments) pursuant to an asset management agreement. In its role as manager of CLO's assets, ENA's authority to vote and dispose of CLO's assets, including the instruments issued by the Issuer, is defined by the terms of the asset management agreement which requires, among other things, that ENA act in CLO's best interests in its management of CLO's assets. Therefore, ENA has the ability and authority to cause CLO to act jointly or in concert with ENA and its affiliates, provided that such action complies with ENA's obligations under the asset management agreement; any such actions, however, would be taken by ENA solely in its capacity as asset manager on behalf of CLO and on behalf of CLO as owner of the assets, and not on ENA's behalf or for ENA's benefit. In a transaction which occurred on December 22, 1999, the following instruments and the registration rights related thereto were transferred to CLO: (i) the Deferred Payment Purchase Agreement dated as of June 1, 1997, (ii) the $12,500,000 Convertible Promissory Note (Advancing Credit Facility) dated as of December 31, 1998, and (iii) the $7,500,000 Convertible Promissory Note (Advancing Credit Facility) dated as of March 11, 1999.

                  (iv). Accrual of Dividend Rights. Pursuant to the terms of the Preference Shares, Sundance is entitled to receive 136,517 shares of Common Stock as dividends thereon with respect to the semiannual period beginning July 1, 1999 and ending December 31, 2000.

                  (v). Transfer from Thunderbird to ECT Merchant. In December, 1999, Thunderbird acquired 1,999,999 shares of Common Stock and certain registration rights incident thereto. On March 20, 2000, Thunderbird sold these shares and registration rights in a private transaction to ECT Merchant for approximately $6.8125 per share.

         B.  Beneficial Ownership.

                  (i). Sundance. Sundance directly owns 1,730,001 shares of Common Stock. It also holds the following instruments that, subject to antidilution adjustments, are exercisable or convertible within the next sixty days into an aggregate of 7,911,375 shares of Common Stock: (a) five warrants to purchase 1,000,000, 500,000, 750,000, 45,000, and 250,000 shares of Common
Stock, respectively, which are immediately exercisable (inclusive of the amended warrant attached hereto as Exhibit 5), (b) 15,000 Series I Preference Shares ("Preference Shares"), which may be converted into 3,750,000 shares of Common Stock at any time, (c) a Convertible Promissory Note (Term Loan A) issued by the Issuer in the original principal amount of $10 million (the "Term Loan A Note"), which has (x) a principal balance of $10 million that may be converted into 1,250,000 shares of Common Stock at any time and

(y) an interest component which, including the interest accrued through December 31, 1999, may be converted upon conversion of such note into 127,500 shares of Common Stock (or a greater number of shares, if the 30 day trade weighted average of the sales prices of the Common Stock at the time of conversion is less than $8.00, subject to certain adjustments), and (d) a right to accrued dividends on the Preference Shares in the amount of 238,875 shares of Common Stock. If Sundance converted or exercised all instruments and securities held by it that are convertible or exercisable within sixty days, the 9,641,376 shares it would hold would represent approximately 26.8% of the Issuer's outstanding Common Stock.

                  (ii) ECT Merchant. ECT Merchant holds (a) 2,099,999 shares of Common Stock, (b) an immediately exercisable warrant to acquire 487,500 shares of Common Stock, and (c) an immediately exercisable warrant to acquire 150,000 shares of Common Stock. If ECT Merchant exercised its warrants, the 2,737,499 shares it would hold would represent approximately 9.5% of the Issuer's outstanding Common Stock.

                  (iii) ENA. ENA holds 750,000 shares of Common Stock. When aggregated with the shares beneficially owned by ECT Merchant and Sundance, these 13,128,875 shares would represent approximately 35.9% of the Issuer's outstanding Common Stock that would be outstanding upon the exercise and conversion of the foregoing securities.

                  (iv) Enron. The 13,128,875 shares of Common Stock in the aggregate that are beneficially owned by Sundance, ECT Merchant, and ENA collectively represent approximately 35.9% of the Issuer's outstanding Common Stock that would be outstanding upon the exercise and conversion of the foregoing securities.

         C. Disclaimer of Beneficial Ownership. Because of their control relationships, Enron may be deemed to beneficially own the shares held by ENA, and ENA may be deemed to beneficially own both the 9,641,376 shares beneficially owned by Sundance and the 2,737,499 shares beneficially owned by

ECT Merchant. Further, ENA, Enron, Ponderosa Assets, L.P., which is Sundance's general partner ("Ponderosa"), and Enron Ponderosa Management Holdings, Inc. ("EPPH"), which is Ponderosa's general partner, may be deemed to share voting and dispositive power over the Common Stock beneficially owned by Sundance. Similarly, ENA and Enron could be deemed to share voting and dispositive power over the shares of Common Stock beneficially owned ECT Merchant. Enron and ENA each hereby disclaims beneficial ownership of all Common Stock which it does not directly own, and the filing of this statement on Schedule 13D/A shall not be construed as an admission that ECT Merchant, Sundance, Ponderosa, EPMH, ENA, Enron or any person listed on the Schedules hereto is, for the purposes of
Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this statement. All percentage ownership calculations utilized herein are calculated in accordance with Rule 13-d-3(d)(1)(i)(D) and assume that 28,043,359 shares of Common Stock are actually outstanding on the date of this statement.

         D. Other Instruments. In addition to the shares of Common Stock reported herein, the Reporting Persons hold convertible promissory notes and other instruments that entitle or require the Reporting Entities to purchase a substantial number of shares of Common Stock. Such shares are not reported herein as being beneficially owned because the instruments do not entitle the holder to acquire shares within 60 days after the filing of this statement, except upon the occurrence of extraordinary and unpredictable events, such as a default on indebtedness. Other than the transactions described herein and in the
Schedule 13D/A filed January 3, 2000, none of the Reporting Entities, nor, to their knowledge, Ponderosa, EPMH or any of the persons named in Schedule I hereto, has effected any transaction in the Common Stock during the preceding sixty days.

Item 7.  Material to be filed as Exhibits.

         Exhibit 1. Amendment to Exchangeable Promissory Note dated as of January 13, 2000 between Kafus Cement Fibre Industries of Texas, Inc. and Sundance.

         Exhibit 2. Note Purchase Option Agreement dated as of January 13, 2000 between the Issuer and Sundance.

         Exhibit 3. Purchase and Sale Agreement dated March 20, 2000 between Thunderbird and ECT Merchant.

         Exhibit 4. Assignment and Assumption Agreement dated March 20, 2000 between Thunderbird and ECT Merchant.

         Exhibit 5. Warrant dated as of August 18, 1998 issued by the Issuer to Sundance in the amount of 250,000 warrants.

         Exhibit 6. Joinder Agreement dated March 20, 2000 among ECT Merchant, Enron, ENA, and Sundance.

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.


Date:    April 11, 2000           SUNDANCE ASSETS, L.P.
                                  By:  Ponderosa Assets, L.P.
                                       its general partner
                                  By:  Enron Ponderosa Management
                                       Holdings, Inc. its general partner


                                  By:  /s/ JULIA HEINTZ MURRAY
                                     -----------------------------------------
                                  Name:    Julia Heintz Murray
                                       ---------------------------------------
                                  Title:   Managing Director, General Counsel,
                                           Finance and Secretary
                                        --------------------------------------


Date:    April 11, 2000           ENRON NORTH AMERICA CORP.


                                  By:  /s/ JULIA HEINTZ MURRAY
                                     -----------------------------------------
                                  Name:    Julia Heintz Murray
                                       --------------------------------------
                                  Title:   Managing Director, General Counsel,
                                           Finance and Secretary
                                        --------------------------------------


Date:    April 11, 2000           ENRON CORP.


                                  By:  /s/ ANGUS H. DAVIS
                                     -----------------------------------------
                                  Name:    Angus H. Davis
                                       ---------------------------------------
                                  Title:   Vice President and Deputy
                                           Corporate Secretary
                                        --------------------------------------


Date:    April 11, 2000           ECT MERCHANT INVESTMENTS CORP.


                                  By:  /s/ JULIA HEINTZ MURRAY
                                     ----------------------------------------
                                  Name:    Julia Heintz Murray
                                       ---------------------------------------
                                  Title:   Managing Director, General Counsel,
                                           Finance and Secretary
                                        --------------------------------------

                                   SCHEDULE I

                        DIRECTORS AND EXECUTIVE OFFICERS
                            ENRON NORTH AMERICA CORP.
                (FORMERLY ENRON CAPITAL & TRADE RESOURCES CORP.)


Name and Business Address           Citizenship    Position and Occupation
-------------------------           -----------    -----------------------
Each of the following person's
business address is 1400 Smith
Street, Houston, TX 77002

J. Clifford Baxter                     U.S.A.      Director; Chairman of the Board, Chief Executive
                                                   Officer and Managing Director

Mark E. Haedicke                       U.S.A       Director; Managing Director and General Counsel

David W. Delainey                      U.S.A       Director; President and Chief Operating Officer

Philippe A. Bibi                       U.S.A.      Managing Director

W. Craig Childers                      U.S.A       Managing Director

Jay L. Fitzgerald                      U.S.A       Managing Director

Michael J. Kopper                      U.S.A       Managing Director

John J. Lavorato                       U.S.A.      Managing Director

Danny J. McCarty                       U.S.A       Managing Director

Jere C. Overdyke, Jr.                  U.S.A       Managing Director

Gregory F. Piper                       U.S.A       Managing Director

Brian L. Redmond                       U.S.A.      Managing Director

Jeffrey A. Shankman                    U.S.A       Managing Director

John R. Sherriff                       U.S.A       Managing Director

Colleen Sullivan-Shaklovitz            U.S.A.      Managing Director

Robert J. Hermann                      U.S.A.      Managing Director

Vince J. Kaminski                      U.S.A.      Managing Director

Julie Heintz Murray                    U.S.A.      Managing Director, General Counsel, Finance and
                                                         Secretary

Raymond M. Bowen, Jr.                  U.S.A.      Managing Director and Treasurer

Janet R. Dietrich                      U.S.A.      Managing Director

Name and Business Address           Citizenship    Position and Occupation
-------------------------           -----------    -----------------------
George A. McClellan, III               U.S.A.      Managing Director

James B. Fallon                        U.S.A.      Managing Director

Gary J. Hickerson                      U.S.A.      Managing Director

Jeffrey M. Donahue                     U.S.A.      Managing Director

                                   SCHEDULE II

                        DIRECTORS AND EXECUTIVE OFFICERS
                                   ENRON CORP.


Name and Business Address          Citizenship     Position and Occupation
-------------------------          -----------     -----------------------
Robert A. Belfer                      U.S.A.       Director; Chairman, President and Chief Executive
Belco Oil and Gas Corp.                            Officer, Belco Oil & Gas Corp.
767 Fifth Avenue, 46th Fl.
New York, NY 10153

Norman P. Blake, Jr.                  U.S.A.       Director; Chief Executive Officer and Secretary
5885 Garden River Cove                             General, United States Olympic Committee
Memphis, TN 38120

Ronnie C. Chan                        U.S.A.       Director; Chairman of Hang Lung Development
Hang Lung Development                              Group
   Company Limited
28/F, Standard Chartered
   Bank Building
4 Des Vouex Road Central
Hong Kong

John H. Duncan                        U.S.A.         Director; Investments
5851 San Felipe, Suite 850
Houston, TX 77057

Paulo V. Ferraz Pereira               Brazil       Director; President and Chief Executive Officer of
Meridional Financial Group                         Meridional Financial Group
Av. Rio Branco, 138-15th andar
20057-900 Rio de Janeiro - RJ
Brazil

Joe H. Foy                            U.S.A.       Director; Retired Senior Partner
Bracewell & Patterson                              Bracewell & Patterson, L.L.P.
South Tower Pennzoil Place
711 Louisiana, Ste. 2900
Houston, TX 77002

Wendy L. Gramm                        U.S.A.       Director; Director, Regulatory Studies Program of
P. O. Box 39134                                    the Mercatus Center, George Mason University
Washington, D.C.  20016

Ken L. Harrison                       U.S.A.       Director; Chairman and Chief Executive Officer,
121 S. W. Salmon Street                            Portland General Electric Company
Portland, OR 97204

Robert K. Jaedicke                    U.S.A.       Director; Professor (Emeritus), Graduate School of
Graduate School of Business                        Business, Stanford University
Stanford University
Stanford, CA 94305

Name and Business Address          Citizenship     Position and Occupation
-------------------------          -----------     -----------------------
Charles A. LeMaistre                  U.S.A.       Director; President (Emeritus), University of Texas
P.O. Box 15247                                     M.D. Anderson Cancer Center
San Antonio, TX 78212

John Mendelsohn                       U.S.A.       Director; President, University of Texas
University of Texas                                M.D. Anderson Cancer Center
M.D. Anderson Cancer Ctr.
1515 Holcombe
Houston, Texas 77030

Jerome J. Meyer                       U.S.A.       Director; Chairman and Chief Executive Officer,
26600 S.W. Parkway                                 Tektronix, Inc.
Building 63
P. O. Box 1000
Wilsonville, OR 97070-1000

Frank Savage                          U.S.A.       Director; Chairman, Alliance Capital Management
1345 Avenue of the Americas                        International
39th Floor
New York, New York 10105

John A. Urquhart                      U.S.A.       Director; Senior Advisor to the Chairman of Enron
John A. Urquhart Assoc.                            Corp.; President, John A. Urquhart Associates
111 Beach Road
Fairfield, CT 06430

John Wakeham                           U.K.        Director; Former U.K. Secretary of State for Energy
1 Salisbury Square                                 and Leader of the Houses of Commons and Lords
London EC4Y 8JB
United Kingdom

Herbert S. Winokur, Jr.               U.S.A.       Director; Chairman and CEO, Capricorn Holdings,
Capricorn Holdings, Inc.                           Inc.
30 East Elm Ct.
Greenwich, CT 06830

Kenneth L. Lay                        U.S.A.       Director; Chairman and Chief Executive Officer
1400 Smith Street
Houston, TX  77002

J. Clifford Baxter                    U.S.A.       Chairman of the Board, Chief Executive Officer and
1400 Smith Street                                  Managing Director, Enron North America Corp.
Houston, TX 77002

Richard B. Buy                        U.S.A.       Executive Vice President and Chief Risk Officer
1400 Smith Street
Houston, TX  77002

Richard A. Causey                     U.S.A.       Executive Vice President and Chief Accounting
1400 Smith Street                                  Officer
Houston, TX 77002

Name and Business Address          Citizenship     Position and Occupation
-------------------------          -----------     -----------------------
Mark E. Koenig                        U.S.A.       Executive Vice President, Investor Relations
1400 Smith Street
Houston, TX  77002

James V. Derrick, Jr.                 U.S.A.       Executive Vice President and General Counsel
1400 Smith Street
Houston, TX  77002

Steven J. Kean                        U.S.A.       Executive Vice President and Chief of Staff
1400 Smith Street
Houston, TX 77002

Andrew S. Fastow                      U.S.A.       Executive Vice President and Chief Financial
1400 Smith Street                                  Officer
Houston, TX  77002

Mark A. Frevert                       U.S.A.       President and Chief Executive Officer, Enron
1400 Smith Street                                  Europe, Ltd.
Houston, TX  77002

Stanley C. Horton                     U.S.A.       Chairman and Chief Executive Officer, Enron Gas
1400 Smith Street                                  Pipeline Group
Houston, TX  77002

Rebecca Mark-Jusbasche                U.S.A.       Director; Chairman and Chief Executive Officer,
1400 Smith Street                                  Azurix Corp.
Houston, TX  77002

J. Mark Metts                         U.S.A.       Executive Vice President, Corporate Development
1400 Smith Street
Houston, TX  77002

Cindy K. Olson                        U.S.A.       Executive Vice President, Human Resources and
1400 Smith Street                                  Community Relations
Houston, TX 77002

Jeffrey McMahon                       U.S.A.       Executive Vice President, Finance and Treasurer
1400 Smith Street
Houston, TX 77002

Michael S. McConnell                  U.S.A.       Executive Vice President, Technology
1400 Smith Street
Houston, TX 77002

Lou L. Pai                            U.S.A.       Chairman, President and Chief Executive Officer,
1400 Smith Street                                  Enron Energy Services, Inc.
Houston, TX  77002

Kenneth D. Rice                       U.S.A.       Co-Chief Executive Officer and President, Enron
1400 Smith Street                                  Broadband Services, Inc.
Houston, TX  77002

Name and Business Address          Citizenship     Position and Occupation
-------------------------          -----------     -----------------------
Jeffrey K. Skilling                   U.S.A.       Director; President and Chief Operating Officer,
1400 Smith Street                                  Enron Corp.
Houston, TX  77002

Joseph W. Sutton                      U.S.A.       Vice Chairman, Enron Corp.
1400 Smith Street
Houston, TX  77002

Joseph M. Hirko                       U.S.A.       Co-Chief Executive Officer, Enron Broadband
1400 Smith Street                                  Services, Inc.
Houston, TX 77002

                                  SCHEDULE III

                        DIRECTORS AND EXECUTIVE OFFICERS
                         ECT MERCHANT INVESTMENTS CORP.



Name and Business Address          Citizenship     Position and Occupation
-------------------------          -----------     -----------------------
Each of the following persons'
business address is
1400 Smith Street
Houston, Texas 77002

J. Clifford Baxter                    U.S.A.       Director; Chairman, Chief Executive Officer and
                                                   Managing Director

James V. Derrick, Jr.                 U.S.A.       Director

Mark E. Haedicke                      U.S.A.       Director; Managing Director and General Counsel

David W. Delainey                     U.S.A.       President and Managing Director

Raymond M. Bowen, Jr.                 U.S.A.       Managing Director

W. Craig Childers                     U.S.A.       Managing Director

Robert J. Hermann                     U.S.A.       Managing Director and General Tax Counsel

Jeffrey McMahon                       U.S.A.       Managing Director, Finance and Treasurer

Julie Heintz Murray                   U.S.A.       Managing Director, General Counsel, Finance and
                                                   Secretary

Gregory F. Piper                      U.S.A.       Managing Director

                                   SCHEDULE IV

                        DIRECTORS AND EXECUTIVE OFFICERS
                    ENRON PONDEROSA MANAGEMENT HOLDINGS, INC.



Name and Business Address          Citizenship     Position and Occupation
-------------------------          -----------     -----------------------
Each of the following persons'
business address is
1400 Smith Street
Houston, TX 77002

James V. Derrick, Jr.                 U.S.A.       Director

Mark E. Haedicke                      U.S.A.       Director; Managing Director and General Counsel

J. Clifford Baxter                    U.S.A.       Director and Chairman, Chief
                                                   Executive Officer and Managing Director

David W. Delainey                     U.S.A.       President and Managing Director

Raymond M. Bowen, Jr.                 U.S.A.       Managing Director

Richard B. Buy                        U.S.A.       Managing Director

Andrew S. Fastow                      U.S.A.       Managing Director

Robert J. Hermann                     U.S.A.       Managing Director and General Tax Counsel

Michael J. Kopper                     U.S.A.       Managing Director

Jeffrey McMahon                       U.S.A.       Managing Director, Finance and Treasurer

Kristina M. Mordaunt                  U.S.A.       Managing Director and General Counsel, Structured
                                                           Finance

Julie Heintz Murray                   U.S.A.       Managing Director, General Counsel, Finance and Secretary

                               INDEX TO EXHIBITS

          Exhibit
            No.                           Description
          -------                         -----------
         Exhibit 1. Amendment to Exchangeable Promissory Note dated as of January 13, 2000 between Kafus Cement Fibre Industries of Texas, Inc. and Sundance.

         Exhibit 2. Note Purchase Option Agreement dated as of January 13, 2000 between the Issuer and Sundance.

         Exhibit 3. Purchase and Sale Agreement dated March 20, 2000 between Thunderbird and ECT Merchant.

         Exhibit 4. Assignment and Assumption Agreement dated March 20, 2000 between Thunderbird and ECT Merchant.

         Exhibit 5. Warrant dated as of August 18, 1998 issued by the Issuer to Sundance in the amount of 250,000 warrants.

         Exhibit 6. Joinder Agreement dated March 20, 2000 among ECT Merchant, Enron, ENA, and Sundance.